Exhibit 99.73

Collaborative COVID-19 Vaccine Project Between ImmunoPrecise Antibodies Europe and LiteVax BV, Funded Through TRANSVAC2

OSS, Netherlands, June 22, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF) (FSE: TQB2), and LiteVax BV (“LiteVax”) (the Netherlands), today announced that a preclinical study to analyze the immunogenicity, safety and potency of IPA’s novel SARS-CoV-2 vaccine candidates, when formulated with LiteVax’s Adjuvant (LVA), has been granted funding by TRANSVAC2, which is expected to cover the complete costs of a preclinical vaccine study. TRANSVAC2 is a network of leading European groups working in the field of vaccine development, which itself is funded by the European Commission.

That effort is one of a number of preclinical programs currently being undertaken by IPA to assist in the efforts against SARS-CoV-2. On March 12th, 2020, IPA first announced details of its research on SARS-CoV-2 to develop a PolyTopeTM monoclonal antibody (mAb) therapy for the treatment of patients with COVID-19, which could also be used prophylactically in high risk patients who may have been exposed to the virus. The Company also disclosed its intent to develop a PolyTope vaccine, to be rationally designed based on large subsets of data obtained during the development of the PolyTope mAb Therapy. IPA then announced its intent to begin development of a SARS-CoV-2 diagnostic and then, on May 27th, 2020, IPA announced that, in collaboration with the University of Victoria, the Company had sought and received a grant from NSERC towards the costs to develop a SARS-CoV-2 diagnostic kit. Today’s announcement aims to provide an update to the Company’s progress on the first SARS-CoV-2 program announced by IPA, namely the efforts toward the development of a PolyTope vaccine.

The purpose of the collaboration announced today between IPA and LiteVax is to conduct a pre-clinical study to determine whether IPA’s protein-based vaccine candidates, formulated with LVA (adjuvant), results in potent, neutralizing antibody responses that confer protection against SARS-CoV-2 infection in a swine animal model. IPA will supply protein-based vaccine candidates and LiteVax will supply its LVA. Both parties will retain full rights to their respective proprietary assets and know-how used for the study. It is anticipated that pre-clinical vaccine trials will begin in August, 2020, and that data will be compiled by mid-November, 2020. Should the preclinical study prove successful, IPA and LiteVax may then negotiate the terms for a preclinical study in a second animal model, as well as details the around the potential commercialization of any resulting vaccine.

IPA’s extensive therapeutic programs targeting the SARS-CoV-2 are providing the Company with unique and comprehensive data points which are expected to be useful in the formulation of IPA’s anti-SARS-CoV-2 potential vaccine candidates. In addition, this data is intended to inform the development by IPA of future therapies and vaccines against novel coronavirus strains and variants.

There is no assurance that ImmunoPrecise and LiteVax will be successful in the development of a vaccine and/or therapeutic against the new coronavirus, SARS-CoV-2.

Jennifer Bath, Ph.D., Chief Executive Officer of ImmunoPrecise, has reviewed and approved the scientific disclosure of this news release.

Board Director Retires

Robert Beecroft has announced his resignation from the Company’s Board of Directors. Mr. Beecroft was the founder of ImmunoPrecise Antibodies and led the company for over two decades,

building quality services and products for customers across the globe. He has served on the board since the Company went public in 2016, assisting in the Company transition and continuing to offer his expertise.

“None of what ImmunoPrecise has become today would be possible without Rob Beecroft’s vision, perseverance and hard work,” stated Dr. James Kuo, Chairman of IPA’s board of directors. His commitment to excellence is only matched by his sense of camaraderie, which we were all privileged to experience. On behalf of the entire board, we owe him our profound gratitude and wish him well.

About TRANSVAC

TRANSVAC2 is a European vaccine research and development (R&D) infrastructure that aims to accelerate the development of safe, effective and affordable vaccines that shall be one of the most successful and cost-effective public health tools for disease prevention. However, vaccine development is time-consuming and complex, requiring a combination of specialized skills and technical capacities not readily available at a single organization. In order to facilitate access to these skills and capacities, and to promote collaborations in the European vaccine landscape, TRANSVAC2 offers high quality technical services across four different service platforms: Technology (for process development and GMP production), Immunocorrelates & Systems Biology, Animal models, and support for Clinical Trials.

TRANSVAC2 has received funding from the European Union’s Horizon 2020 research and innovation program under grant agreement N° 730964.

About LiteVax

LiteVax BV is a Dutch biopharmaceutical SME with the mission to impact global health by developing and exploiting novel immunoadjuvants to increase vaccine efficacy. New and more effective vaccines against a wide range of infectious diseases are needed as evidenced by the recent outbreaks. For further information, please contact luuk.hilgers@litevax.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com. There is no assurance that ImmunoPrecise will be successful in the development of a vaccine and/or therapeutic against the new coronavirus.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, ImmunoPrecise may not be successful in the development of any vaccine, therapy or diagnostic kits to be used in the prevention, treatment or diagnosis of SARS-CoV-2. LiteVax and ImmunoPrecise may not be able to negotiate the terms for further development or commercialization of any product resulting from the collaboration. actual revenues and earnings for IPA being lower than anticipated, potential adverse impacts due to the global COVID-19 pandemic such as delays in regulatory review, manufacturing and clinical trials, supply chain interruptions and disruption of the global economy, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Logo : LiteVax (CNW Group/ImmunoPrecise Antibodies Ltd.)

Logo: European Commission (CNW Group/ImmunoPrecise Antibodies Ltd.)

Logo : TRANSVAC (CNW Group/ImmunoPrecise Antibodies Ltd.)

SOURCE ImmunoPrecise Antibodies Ltd.

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For further information: Frederick Chabot, Phone: 1-438-863-7071, Email:

frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:30e 22-JUN-20